--------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: February 28, 2009
                                                      Estimated  average  burden
                                                      hours per response....14.5
                                                      --------------------------




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*



                      Metromedia International Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  7 1/4% Cumulative Convertible Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    591695200
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 2, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibitsF. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 71 Pages
                         Exhibit Index Found on Page 49

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Noonday Asset Management, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA, PN
------------====================================================================




                               Page 2 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Noonday G.P. (U.S.), L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================




                               Page 3 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Noonday Capital, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================



                               Page 4 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            David I. Cohen
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                               Page 5 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Saurabh K. Mittal
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            India
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================





                               Page 6 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Noonday Asset Management LLP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United Kingdom
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA, PN
------------====================================================================



                               Page 7 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Noonday Capital Limited
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United Kingdom
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================



                               Page 8 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Andrew J.M. Spokes
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United Kingdom
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                               Page 9 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Nicolas Giauque
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            France
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 10 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Lars E. Bane
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Sweden
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 11 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Davide Leone
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Italy
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 12 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Noonday Capital Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   11,700 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  11,700 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            11,700 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.3% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================



                              Page 13 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   108,800 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  108,800 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            108,800 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.7% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================



                              Page 14 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   84,200 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  84,200 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            84,200 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.1% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================



                              Page 15 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners II, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,600 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,600 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,600 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================



                              Page 16 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners III, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   19,400 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  19,400 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            19,400 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.5% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================



                              Page 17 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Tinicum Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            New York
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   2,700 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  2,700 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,700 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.1% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================



                              Page 18 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Offshore Investors II, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   84,029 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  84,029 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            84,029 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.0% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================



                              Page 19 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Management, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   225,131 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  225,131 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            225,131 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.5% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA, OO
------------====================================================================



                              Page 20 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   317,429 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  317,429 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            317,429 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            7.7% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================



                              Page 21 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R. Ding
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 22 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 23 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 24 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 25 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 26 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 27 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason E. Moment
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 28 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Rajiv A. Patel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 29 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 30 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 31 of 71 Pages

                                       13D

===================
CUSIP No. 591695200
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 542,560 Preferred Shares, which is 13.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [    ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   542,560 [See Preliminary Note]
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  542,560 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            542,560 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            13.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 32 of 71 Pages

         Preliminary  Note:  The  Reporting  Persons (as defined  below) filed a
Schedule 13G on August 21, 2006 (the "Schedule 13G") reporting their ownership of 542,560 of the Company's Preferred Shares (as defined below), representing approximately 13.2% of such class. Between the date of the Schedule 13G and the date of this Schedule 13D, the Reporting Persons did not acquire any additional Preferred Shares. The Reporting Persons are filing this Schedule 13D to report that certain of the Reporting Persons have executed with the Company the Lock-Up and Voting Agreement described in Item 4 below. For information regarding such agreement, see Item 4 below.

         The number of Preferred Shares beneficially owned by the Reporting Persons and reported herein is convertible at any time without expiration, unless earlier redeemed at the Company's discretion, into the number of shares of the Company's Common Stock, par value $0.01 per share (the "Common Shares"), as is equal to the aggregate liquidation preference ($50.00 per share), plus any accrued and accumulated dividends as of the date the Preferred Shares are surrendered for conversion, divided by an initial conversion price of $15.00, subject to adjustment. The Reporting Persons in aggregate beneficially own less than 5% of the Company's Common Shares. Unless stated otherwise, all numbers and percentages in this Schedule 13D represent Preferred Shares currently held by certain Reporting Persons and such number and percentages do not reflect Common Shares.

Item 1.  Security And Issuer
------   -------------------

         This statement relates to shares of 7 1/4% Cumulative Convertible Preferred Stock (the "Preferred Shares") of Metromedia International Group, Inc. (the "Company"). The Company's principal offices are located at 8000 Tower Point Drive, Charlotte, NC 28227.

Item 2.  Identity And Background
------   -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Noonday US Sub-adviser Entities
         -----------------------------------

                  (i) Noonday G.P. (U.S.), L.L.C., a Delaware limited liability company which is a sub-investment adviser(1) to each of the Funds and the Managed Accounts (the "First Noonday US Sub-adviser"), with respect to all of the Preferred Shares held by the Funds and the Managed Accounts;

                  (ii) Noonday Asset Management, L.P., a Delaware limited partnership which is a sub-investment adviser(1) to each of the Funds and the Managed Accounts (the

--------
(1) The First Noonday US Sub-adviser and the Second Noonday US Sub-adviser entered into certain subadvisory arrangements with the Management Company and the Farallon General Partner effective as of January 1, 2005, pursuant to which the First Noonday US Sub-adviser and the Second Noonday US Sub-adviser were granted investment discretion over all of the assets of the Noonday Fund and certain of the assets of the Farallon Funds and the Managed Accounts.


                              Page 33 of 71 Pages

                           "Second Noonday US Sub-adviser"), with respect to all of the Preferred Shares held by the Funds and the Managed Accounts; and

                  (iii) Noonday Capital, L.L.C., a Delaware limited liability company which is the general partner of the Second
                           Noonday US Sub-adviser (the "Noonday US General Partner"), with respect to all of the Preferred Shares held by the Funds and the Managed Accounts.

         The First Noonday US Sub-adviser, the Second Noonday US Sub-adviser and the Noonday US General Partner are together referred to herein as the "Noonday US Sub-adviser Entities."


         The Noonday US Managing Members
         -------------------------------

                  (iv) David I. Cohen ("Cohen") and Saurabh K. Mittal ("Mittal"), the managing members of both the First Noonday US Sub-adviser and the Noonday US General Partner, with respect to all of the Preferred Shares held by the Funds and the Managed Accounts.

         Cohen and Mittal are referred to herein as the "Noonday US Individual Reporting Persons."

         The Noonday UK Sub-adviser Entities
         -----------------------------------

                  (v) Noonday Asset Management LLP, a limited liability partnership incorporated in the United Kingdom, which is a sub-investment adviser(2) to each of the Funds and the Managed Accounts (the "Noonday UK Sub-adviser"), with respect to all of the Preferred Shares held by the Funds and the Managed Accounts; and

                  (vi) Noonday Capital Limited, a private company limited by shares organized in the United Kingdom, which is the senior managing member of the Noonday UK Sub-adviser (the "Noonday UK Senior Managing Member"), with respect to all of the Preferred Shares held by the Funds and the Managed Accounts.

         The Noonday UK Sub-adviser and the Noonday UK Senior Managing Member are together referred to herein as the "Noonday UK Sub-adviser Entities." The Noonday US Sub-adviser Entities and the Noonday UK Sub-adviser Entities are together referred to herein as the "Noonday Sub-adviser Entities."




---------------
(2) The Noonday UK Sub-adviser entered into certain subadvisory arrangements with the Management Company and the Farallon General Partner effective as of January 1, 2005, pursuant to which the Noonday UK Sub-adviser was granted investment discretion over all of the assets of the Noonday Fund and certain of the assets of the Farallon Funds and the Managed Accounts.




                              Page 34 of 71 Pages

         The Noonday UK Managing Members
         -------------------------------

                  (vii) Andrew J.M. Spokes ("Spokes"), Nicolas Giauque ("Giauque"), Lars E. Bane ("Bane") and Davide Leone ("Leone"), the managing members of the Noonday UK Sub-adviser and, with respect to Spokes, the Chairman of the Noonday UK Senior Managing Member, with respect to all of the Preferred Shares held by the Funds and the Managed Accounts.

         Spokes, Giauque, Bane and Leone are referred to herein as the "Noonday UK Individual Reporting Persons." The Noonday US Individual Reporting Persons and the Noonday UK Individual Reporting Persons are referred to herein as the "Noonday Individual Reporting Persons."

         The Noonday Fund
         ----------------

                  (viii) Noonday Capital Partners, L.L.C., a Delaware limited liability company (the "Noonday Fund"), with respect to the Preferred Shares held by it.

         The Farallon Funds
         ------------------

                  (ix) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Preferred Shares held by it;

                  (x) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Preferred Shares held by it;

                  (xi) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Preferred Shares held by it;

                  (xii)    Farallon Capital Institutional  Partners III, L.P., a
                           Delaware  limited   partnership  ("FCIP  III"),  with
                           respect to the Preferred Shares held by it;

                  (xiii)   Tinicum   Partners,   L.P.,   a  New   York   limited
                           partnership   ("Tinicum"),   with   respect   to  the
                           Preferred Shares held by it; and

                  (xiv) Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"), with respect to the Preferred Shares held by it.

         FCP, FCIP, FCIP II, FCIP III, Tinicum and FCOI II are together referred to herein as the "Farallon Funds." The Noonday Fund and the Farallon Funds are together referred to herein as the "Funds."

         The Management Company
         ----------------------

                  (xv)     Farallon  Capital  Management,   L.L.C.,  a  Delaware
                           limited liability company (the "Management Company"), with respect to the Preferred Shares held by



                              Page 35 of 71 Pages
                           certain accounts managed by the Management Company (the "Managed Accounts").

         The Farallon General Partner
         ----------------------------

                  (xvi) Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Farallon Funds and the managing member of the Noonday Fund (the "Farallon General Partner"), with respect to the Preferred Shares held by each of the Funds.

         The Farallon Managing Members
         -----------------------------

                  (xvii) The following persons who are managing members of both the Farallon General Partner and the Management Company, with respect to the Preferred Shares held by the Funds and the Managed Accounts: Chun R. Ding ("Ding"), William F. Duhamel ("Duhamel"), Richard B. Fried ("Fried"), Monica R. Landry ("Landry"), William
                           F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Jason E. Moment ("Moment"), Rajiv A. Patel ("Patel"), Derek C. Schrier ("Schrier"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

         Ding, Duhamel, Fried, Landry, Mellin, Millham, Moment, Patel, Schrier, Steyer and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons." The Farallon Individual Reporting Persons and the Noonday Individual Reporting Persons are together referred to herein as the "Individual Reporting Persons."

         (b) The address of the principal business office of (i) the Funds, the Management Company and the Farallon General Partner is One Maritime Plaza, Suite 1325, San Francisco, California 94111, (ii) the Noonday US Sub-adviser Entities is 227 West Trade Street, Suite 2140, Charlotte, North Carolina 28202, (iii) the Noonday UK Sub-adviser Entities is Burdett House, 15-16 Buckingham Street, London, United Kingdom WC2N 6DU and (iv) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

         (c) The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the First Noonday US Sub-adviser and the Second Noonday US Sub-adviser, a registered investment adviser, is to act as a sub-investment adviser to the Funds and the Managed Accounts. The principal business of the Noonday US General Partner is to act as the general partner of the Second Noonday US Sub-adviser. The principal business of the Noonday UK Sub-adviser, a registered investment adviser, is to act as a sub-investment adviser to the Funds and the Managed Accounts. The principal business of the Noonday UK Senior Managing Member is to act as a managing member of the Noonday UK Sub-adviser. The principal business of the Management Company is that of a registered investment adviser. The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds and the managing member of the Noonday Fund. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.





                              Page 36 of 71 Pages

         (d) None of the Funds, the Noonday US Sub-adviser Entities, the Noonday UK Sub-Adviser Entities, the Management Company, the Farallon General Partner or the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Funds, the Noonday US Sub-adviser Entities, the Noonday UK Sub-Adviser Entities, the Management Company, the Farallon General Partner or the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Funds, the Noonday US Sub-adviser Entities, the Noonday UK Sub-adviser Entities, the Management Company and the Farallon General Partner is set forth above. Each of the Individual Reporting Persons other than Mittal, Spokes, Giauque, Bane and Leone is a citizen of the United States. Mittal, Spokes, Giauque, Bane and Leone are citizens of India, the United Kingdom, France, Sweden and Italy, respectively.

         The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         The net investment cost (including commissions) for the Preferred Shares held by each of the Funds and the Managed Accounts is set forth below:

            Entity             Preferred Shares Held     Approximate Net
            ------             ---------------------     ---------------
                                                         Investment Cost
                                                         ---------------
            Noonday Fund                   11,700          $   400,299
            FCP                           108,800          $ 3,955,905
            FCIP                           84,200          $ 3,072,296
            FCIP II                         6,600          $   237,811
            FCIP III                       19,400          $   729,843
            Tinicum                         2,700          $    94,602
            FCOI II                        84,029          $ 3,292,903
            Managed Accounts              225,131          $ 8,297,152

         The consideration for such acquisitions was obtained as follows: (i) with respect to the Noonday Fund, FCP, Tinicum and FCOI II, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by the Noonday Fund, FCP, Tinicum and FCOI II at Goldman, Sachs & Co.; (ii) with respect to FCIP, FCIP II and FCIP III, from working capital; and (iii) with respect to the Managed Accounts, from the working capital of the Managed Accounts and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by some of the Managed Accounts at Goldman, Sachs & Co. The Noonday Fund, FCP, Tinicum, FCOI II and some of the Managed Accounts hold certain securities





                              Page 37 of 71 Pages
in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4.  Purpose Of The Transaction
------   --------------------------

         On October 1, 2006, certain of the Reporting Persons, as holders of the Preferred Shares reported herein, entered into a Lock-Up and Voting Agreement (the "Lock-up Agreement") with the Company. The Lock-up Agreement provides that, upon certain terms and conditions, the Reporting Persons will support a Chapter 11 plan of reorganization filed by the Company pursuant to which, among other provisions, the holders of the Company's Preferred Shares and holders of the Company's shares of common stock would receive certain cash distributions with respect to their respective security holdings. This description of the Lock-up Agreement is qualified in its entirety by the full terms and conditions of the Lock-Up Agreement, which is incorporated herein by reference. For the actual terms and conditions of the Lock-Up Agreement, see the Lock-up Agreement which is filed as Exhibit 2 to this Schedule 13D. For more information regarding the Company's contemplated Chapter 11 plan of reorganization, see the Form 8-K filed by the Company with the Securities and Exchange Commission on October 2, 2006 (the "Form 8-K").

         The purpose of the acquisition of the Preferred Shares and the Common Shares was for investment, and the acquisitions of the Preferred Shares and the Common Shares by each of the Funds and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Preferred Shares and/or the Common Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Preferred Shares and/or Common Shares or dispose of any or all of its Preferred Shares and/or Common Shares (subject to the terms of the Lock-up Agreement) depending upon an ongoing evaluation of the investment in the Preferred Shares and/or Common Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Preferred Shares and/or Common Shares which it may hold at any point in time.

         Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations, any potential Chapter 11 filing by the Company or any matters relating to the Lock-up Agreement.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.




                              Page 38 of 71 Pages

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         (a)      The Funds
                  ---------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 4,100,000 Preferred Shares outstanding as of June 30, 2004 as reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2006.

                  (c) No transactions in the Preferred Shares have been consummated by any of the Funds in the past 60 days.

                  (d) Each of the First Noonday US Sub-adviser, the Second Noonday US Sub-adviser, the Noonday UK Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Preferred Shares held by the Funds as reported herein. The Noonday US General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday US Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday US General Partner. The Noonday UK Senior Managing Member is the senior managing member of the Noonday UK Sub-adviser. The Noonday UK Individual Reporting Persons are managing members of the Noonday UK Sub-adviser. Spokes, one of the Noonday UK
                           Individual Reporting Persons, is Chairman of the Noonday UK Senior Managing Member. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         (b)      The Noonday Sub-adviser Entities
                  --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Noonday Sub-adviser Entity is incorporated herein by reference for each such Noonday Sub-adviser Entity.

                  (c)      None.

                  (d) Each of the First Noonday US Sub-adviser, the Second Noonday US Sub-adviser, the Noonday UK Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Preferred Shares held by the Funds as reported herein. Each of the First Noonday US Sub-adviser, the Second Noonday US Sub-adviser, the Noonday UK Sub-adviser and the Management Company has the power to direct the receipt of dividends




                              Page 39 of 71 Pages
                           relating to, or the disposition of the proceeds of the sale of, all of the Preferred Shares held by the Managed Accounts as reported herein. The Noonday US General Partner is the general partner of the Second Noonday US Sub-adviser. The Noonday US Individual Reporting Persons are managing members of both the First Noonday US Sub-adviser and the Noonday US General Partner. The Noonday UK Senior Managing Member is the senior managing member of the Noonday UK Sub-adviser. The Noonday UK Individual Reporting Persons are managing members of the Noonday UK Sub-adviser. Spokes, one of the Noonday UK Individual Reporting Persons, is Chairman of the Noonday UK Senior Managing Member. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

                  (e)      Not applicable.

         (c)      The Noonday Individual Reporting Persons
                  ----------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Noonday Individual Reporting Person is incorporated herein by reference for each such Noonday Individual Reporting Person.

                  (c)      None.

                  (d) Each of the First Noonday US Sub-adviser, the Second Noonday US Sub-adviser, the Noonday UK Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Preferred Shares held by the Funds as reported herein. Each of the First Noonday US Sub-adviser, the Second Noonday US Sub-adviser, the Noonday UK Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Preferred Shares held by the Managed Accounts as reported herein. The Noonday US General Partner is the general partner of the Second Noonday US Sub-adviser. The Noonday US Individual Reporting Persons are managing members of both the First Noonday US Sub-adviser and the Noonday US General Partner. The Noonday UK Senior Managing Member is the senior managing member of the Noonday UK Sub-adviser. The Noonday UK Individual Reporting Persons are managing members of the Noonday UK Sub-adviser. Spokes, one of the Noonday UK Individual Reporting Persons, is Chairman of the Noonday UK Senior Managing Member. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

                  (e)      Not applicable.

         (d)      The Management Company
                  ----------------------




                              Page 40 of 71 Pages

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c) No transactions in the Preferred Shares have been consummated by the Management Company on behalf of the Managed Accounts in the past 60 days.

                  (d) Each of the First Noonday US Sub-adviser, the Second Noonday US Sub-adviser, the Noonday UK Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Preferred Shares held by the Managed Accounts as reported herein. The Noonday US General Partner is the general partner of the Second Noonday US Sub-adviser. The Noonday US Individual Reporting Persons are managing members of both the First Noonday US Sub-adviser and the Noonday US General Partner. The Noonday UK Senior Managing Member is the senior managing member of the Noonday UK Sub-adviser. The Noonday UK Individual Reporting Persons are managing members of the Noonday UK Sub-adviser. Spokes, one of the Noonday UK Individual Reporting Persons, is Chairman of the Noonday UK Senior Managing Member. The Farallon Individual Reporting Persons are managing members of the Management Company.

                  (e)      Not applicable.

         (e)      The Farallon General Partner
                  ----------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) Each of the First Noonday US Sub-adviser, the Second Noonday US Sub-adviser, the Noonday UK Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Preferred Shares held by the Funds as reported herein. The Noonday US General Partner is the general partner of the Second Noonday Sub-adviser. The Noonday US Individual Reporting Persons are managing members of both the First Noonday Sub-adviser and the Noonday US General Partner. The Noonday UK Senior Managing Member is the senior managing member of the Noonday UK Sub-adviser. The Noonday UK Individual Reporting Persons are managing members of the Noonday UK Sub-adviser. Spokes, one of the Noonday UK
                           Individual Reporting Persons, is Chairman of the Noonday UK Senior Managing Member. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.




                              Page 41 of 71 Pages

                  (e)      Not applicable.

         (f)      The Farallon Individual Reporting Persons
                  -----------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

                  (c)      None.

                  (d) Each of the First Noonday US Sub-adviser, the Second Noonday US Sub-adviser, the Noonday UK Sub-adviser and the Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Preferred Shares held by the Funds as reported herein. Each of the First Noonday US Sub-adviser, the Second Noonday US Sub-adviser, the Noonday UK Sub-adviser and the Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Preferred Shares held by the Managed Accounts as reported herein. The Noonday US General Partner is the general partner of the Second Noonday US Sub-adviser. The Noonday US Individual Reporting Persons are managing members of both the First Noonday US Sub-adviser and the Noonday US General Partner. The Noonday UK Senior Managing Member is the senior managing member of the Noonday UK Sub-adviser. The Noonday UK Individual Reporting Persons are managing members of the Noonday UK Sub-adviser. Spokes, one of the Noonday UK Individual Reporting Persons, is Chairman of the Noonday UK Senior Managing Member. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

                  (e)      Not applicable.

         The Preferred Shares reported hereby for the Funds are owned directly by the Funds and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The First Noonday US Sub-adviser, the Second Noonday US Sub-adviser and the Noonday UK Sub-adviser, as sub-investment advisers to the Funds and Managed Accounts, may each be deemed to be the beneficial owner of all such Preferred Shares owned by the Funds and the Managed Accounts. The Noonday US General Partner, as general partner to the Second Noonday US Sub-adviser, may be deemed to be the beneficial owner of all such Preferred Shares owned by the Funds and the Managed Accounts. The Noonday US Individual Reporting Persons, as managing members of both the First Noonday US Sub-adviser and the Noonday US General Partner, may each be deemed to be the beneficial owner of all such Preferred Shares owned by the Funds and the Managed Accounts. The Noonday UK Senior Managing Member, as the senior managing member of the Noonday UK Sub-adviser, may be deemed to be the beneficial owner of all such Preferred Shares owned by the Funds and the Managed Accounts.







                              Page 42 of 71 Pages

The Noonday UK Individual Reporting Persons, as managing members of the Noonday UK Sub-adviser and, with respect to Spokes, as Chairman of the Noonday UK Senior Managing Member, may each be deemed to be the beneficial owner of all such Preferred Shares owned by the Funds and the Managed Accounts. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Preferred Shares owned by the Managed Accounts. The Farallon General Partner, as general partner to the Farallon Funds and managing member of the Noonday Fund, may be deemed to be the beneficial owner of all such Preferred Shares owned by the Funds. The Farallon Individual Reporting Persons, as managing members of both the Farallon General Partner and the Management Company with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Preferred Shares owned by the Funds and the Managed Accounts. Each of the Noonday US Sub-adviser Entities, the Noonday UK Sub-adviser Entities, the Management Company, the Farallon General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Preferred Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         ------------------------------------------------------

         As stated in the Preliminary Note, the number of Preferred Shares beneficially owned by the Reporting Persons and reported herein is convertible at any time without expiration, unless earlier redeemed at the Company's discretion, into the number of shares of the Company's Common Shares, as is equal to the aggregate liquidation preference ($50.00 per share), plus any accrued and accumulated dividends as of the date the Preferred Shares are surrendered for conversion, divided by an initial conversion price of $15.00, subject to adjustment as provided in the Company's Certificate of Designation of 7.25% Cumulative Convertible Preferred Stock of Metromedia International Group, Inc. (the "Certificate of Designation"). This description of the terms of the Preferred Shares is qualified in its entirety by the full terms of the Certificate of Designation. For the full terms of the Certificate of Designation, please see Exhibit 1.1 to the Company's Form 8-A filed on September 11, 1997 with the Securities and Exchange Commission.

         Except for the Lock-up Agreement, the conversion terms of the Preferred Shares noted above and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
------   ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit 2 a copy of the Lock-up Agreement described in Item 4 above. The Certificate of Designation filed as Exhibit 1.1 to the Company's Form 8-A filed on September 11, 1997 with the Securities and Exchange Commission is incorporated herein by reference.






                              Page 43 of 71 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 2006


           /s/ Monica R. Landry
           ----------------------------------------
           NOONDAY CAPITAL, L.L.C.,
           On its own behalf and as the General Partner of
           NOONDAY ASSET MANAGEMENT, L.P.
           By Monica R. Landry, Attorney-in-fact


           /s/ Monica R. Landry
           ----------------------------------------
           NOONDAY G.P. (U.S.), L.L.C.
           By Monica R. Landry, Attorney-in-fact


           /s/ Monica R. Landry
           ----------------------------------------
           NOONDAY CAPITAL LIMITED,
           On its own behalf
           and as the Senior Managing Member of
           NOONDAY ASSET MANAGEMENT LLP
           By Monica R. Landry, Attorney-in-fact


           /s/ Monica R. Landry
           ----------------------------------------
           FARALLON PARTNERS, L.L.C.,
           On its own behalf,
           as the General Partner of
           FARALLON CAPITAL PARTNERS, L.P.,
           FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., TINICUM PARTNERS, L.P. and
           FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.,
           and as the Managing Member of
           NOONDAY CAPITAL PARTNERS, L.L.C.
           By Monica R. Landry, Managing Member



                              Page 44 of 71 Pages

           /s/ Monica R. Landry
           ----------------------------------------
           FARALLON CAPITAL MANAGEMENT, L.L.C.
           By Monica R. Landry, Managing Member


           /s/ Monica R. Landry
           ----------------------------------------
           Monica R. Landry, individually and as attorney-in-fact for each of Lars E. Bane, David I. Cohen, Chun R. Ding, William F. Duhamel, Richard B. Fried, Nicolas Giauque, Davide Leone, William
           F. Mellin, Stephen L. Millham, Saurabh K. Mittal, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Andrew J.M. Spokes, Thomas F. Steyer and Mark C. Wehrly

         The Powers of Attorney executed by Duhamel, Fried, Mellin, Millham, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on July 16, 2003, by such Reporting Persons with respect to the Common Stock of New World Restaurant Group, Inc., are hereby incorporated by reference. The Powers of Attorney executed by Ding and Schrier authorizing Landry to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Powers of Attorney executed by Noonday G.P. (U.S.), L.L.C., Noonday Asset Management, L.P., Noonday Capital, L.L.C. and Cohen authorizing Landry to sign and file this Schedule 13D on its or his behalf, which were filed with Amendment No. 5 to the Schedule 13G filed with the Securities and Exchange Commission on January 10, 2005, by such Reporting Persons with respect to the Common Stock of Catalytica Energy Systems, Inc., are hereby incorporated by reference. The Power of Attorney executed by Mittal authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 6 to the Schedule 13G filed with the Securities and Exchange Commission on October 5, 2005, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by Moment authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference. The Powers of Attorney executed by Noonday Asset Management LLP, Noonday Capital Limited, Spokes, Giauque, Bane and Leone authorizing Landry to sign and file this Schedule 13D on each person's behalf, which were filed with the Schedule 13G filed with the Securities and Exchange Commission on August 21, 2006, by such Reporting Persons with respect to the 7 1/4 Cumulative Convertible Preferred Stock of Metromedia International Group, Inc., are hereby incorporated by reference.




                              Page 45 of 71 Pages

                                                                         ANNEX 1

         Set forth below with respect to the Noonday Sub-adviser Entities, the Management Company and the Farallon General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The First Noonday US Sub-adviser
         --------------------------------

         (a) Noonday G.P. (U.S.), L.L.C.
         (b) c/o Noonday Asset Management, L.P.
             227 West Trade Street, Suite 2140
             Charlotte, North Carolina 28202
         (c) Serves as sub-investment adviser to investment funds and managed accounts
         (d) Delaware limited liability company
         (e) Managing Members: David I. Cohen and Saurabh K. Mittal

2.       The Second Noonday US Sub-adviser
         ---------------------------------

         (a) Noonday Asset Management, L.P.
         (b) 227 West Trade Street, Suite 2140
             Charlotte, North Carolina 28202
         (c) Serves as sub-investment adviser to investment funds and managed accounts
         (d) Delaware limited partnership
         (e) General Partner: Noonday Capital, L.L.C., the Noonday US General Partner

3.       The Noonday US General Partner
         ------------------------------

         (a) Noonday Capital, L.L.C.
         (b) c/o Noonday Asset Management, L.P.
             227 West Trade Street, Suite 2140
             Charlotte, North Carolina 28202
         (c) Serves as general partner of the Second Noonday Sub-adviser
         (d) Delaware limited liability company
         (e) Managing Members: David I. Cohen and Saurabh K. Mittal

4.       The Noonday US Individual Reporting Persons
         -------------------------------------------

         David I. Cohen is a citizen of the United States. Saurabh K. Mittal is a citizen of India. The business address of each of the Noonday US Individual Reporting Persons is c/o Noonday Asset Management, L.P., 227 West Trade Street, Suite 2140, Charlotte, North Carolina 28202. The principal occupation of each of the Noonday US Individual Reporting Persons is serving as the managing member of both the First Noonday US Sub-adviser and the Noonday US General Partner. The Noonday US Individual Reporting Persons do not have




                              Page 46 of 71 Pages
         any additional information to disclose with respect to Items 2-6 of the
         Schedule 13D that is not already disclosed in the Schedule 13D.

5.       The Noonday UK Sub-adviser
         --------------------------

         (a) Noonday Asset Management LLP
         (b) Burdett House
             15-16 Buckingham Street
             London, United Kingdom WC2N 6DU
         (c) Serves as sub-investment adviser to investment funds and managed accounts
         (d) Limited liability partnership incorporated in the United Kingdom
         (e) Managing Members: Noonday Capital Limited (the Noonday UK
             Senior Managing Member), Senior Managing Member; Andrew J.M. Spokes, Nicolas Giauque, Lars E. Bane and Davide Leone,
             Managing Members

6.       The Noonday UK Senior Managing Member
         -------------------------------------

         (a) Noonday Capital Limited
         (b) Burdett House
             15-16 Buckingham Street
             London, United Kingdom WC2N 6DU
         (c) Serves as a managing member to the Noonday UK Sub-adviser
         (d) Private company limited by shares organized in the United Kingdom
         (e) Chairman: Andrew J.M. Spokes

7.       The Noonday UK Individual Reporting Persons
         -------------------------------------------

         Andrew J.M. Spokes is a citizen of the United Kingdom. Nicolas Giauque is a citizen of France. Lars E. Bane is a citizen of Sweden. Davide Leone is a citizen of Italy. The business address of each of the Noonday UK Individual Reporting Persons is c/o Noonday Asset Management LLP, Burdett House, 15-16 Buckingham Street, London, United Kingdom WC2N 6DU. The principal occupation of each of the Noonday UK Individual Reporting Persons is serving as the managing member of the Noonday UK Sub-adviser and with respect to Spokes, the Chairman of the Noonday UK Senior Managing Member. The Noonday UK Individual Reporting Persons do not have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

8.       The Management Company
         ----------------------

         (a) Farallon Capital Management, L.L.C.
         (b) One Maritime Plaza, Suite 1325
             San Francisco, California  94111
         (c) Serves as investment adviser to various managed accounts
         (d) Delaware limited liability company



                              Page 47 of 71 Pages

         (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Chun R. Ding, William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Gregory S. Swart and Mark C. Wehrly, Managing Members.

9.       The Farallon General Partner
         ----------------------------

         (a) Farallon Partners, L.L.C.
         (b) c/o Farallon Capital Management, L.L.C.
             One Maritime Plaza, Suite 1325
             San Francisco, California  94111
         (c) Serves as general partner to investment partnerships
         (d) Delaware limited liability company
         (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Chun R. Ding, William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Gregory S. Swart and Mark C. Wehrly, Managing Members.

10.      Managing  Members of the  Management  Company and the Farallon  General
         -----------------------------------------------------------------------
         Partner
         -------

         Each of the managing members of the Management Company and the Farallon General Partner other than Swart is a citizen of the United States. Swart is a citizen of New Zealand. The business address of each of the managing members of the Management Company and the Farallon General Partner is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and the Farallon General Partner. The principal occupation of each other managing member of the Management Company and the Farallon General Partner is serving as a managing member of both the Management Company and the Farallon General Partner. None of the managing members of the Management Company and the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the
         Schedule 13D.



                              Page 48 of 71 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)

EXHIBIT 2                        Lock-up and Voting Agreement









                              Page 49 of 71 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                          JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  October 11, 2006


           /s/ Monica R. Landry
           ----------------------------------------
           NOONDAY CAPITAL, L.L.C.,
           On its own behalf and as the General Partner of
           NOONDAY ASSET MANAGEMENT, L.P.
           By Monica R. Landry, Attorney-in-fact


           /s/ Monica R. Landry
           ----------------------------------------
           NOONDAY G.P. (U.S.), L.L.C.
           By Monica R. Landry, Attorney-in-fact


           /s/ Monica R. Landry
           ----------------------------------------
           NOONDAY CAPITAL LIMITED,
           On its own behalf
           and as the Senior Managing Member of
           NOONDAY ASSET MANAGEMENT LLP
           By Monica R. Landry, Attorney-in-fact




                              Page 50 of 71 Pages

           /s/ Monica R. Landry
           ----------------------------------------
           FARALLON PARTNERS, L.L.C.,
           On its own behalf,
           as the General Partner of
           FARALLON CAPITAL PARTNERS, L.P.,
           FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., TINICUM PARTNERS, L.P. and
           FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.,
           and as the Managing Member of
           NOONDAY CAPITAL PARTNERS, L.L.C.
           By Monica R. Landry, Managing Member


           /s/ Monica R. Landry
           ----------------------------------------
           FARALLON CAPITAL MANAGEMENT, L.L.C.
           By Monica R. Landry, Managing Member


           /s/ Monica R. Landry
           ----------------------------------------
           Monica R. Landry, individually and as attorney-in-fact for each of Lars E. Bane, David I. Cohen, Chun R. Ding, William F. Duhamel, Richard B. Fried, Nicolas Giauque, Davide Leone, William
           F. Mellin, Stephen L. Millham, Saurabh K. Mittal, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Andrew J.M. Spokes, Thomas F. Steyer and Mark C. Wehrly



                              Page 51 of 71 Pages

                                                                       EXHIBIT 2
                                                                              to
                                                                    SCHEDULE 13D





                          LOCK-UP AND VOTING AGREEMENT

         This Lock-up and Voting Agreement, dated as of Ocober 1, 2006 (this "Agreement"), is made and entered into by and between Metromedia International Group, Inc., a Delaware corporation ("MIG"), and FARALLON CAPITAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., TINICUM PARTNERS, L.P., FARALLON CAPITAL OFFSHORE INVESTORS II, L.P., NOONDAY CAPITAL PARTNERS, L.L.C., FARALLON CAPITAL OFFSHORE INVESTORS, INC. and NOONDAY OFFSHORE, INC. (each, a "Farallon Consenting Preferred Stockholder" and collectively, the "Farallon Consenting Preferred Stockholders"). MIG and each of the Farallon Consenting Preferred Stockholders is referred to individually as a "Party" and are referred to collectively as the "Parties."

                                    RECITALS

     WHEREAS, each of the Farallon Consenting Preferred Stockholders, as of the date hereof, is the beneficial owner (and/or agent, advisor, affiliate, manager or other authorized representative of the beneficial owner(s)) of, and has voting power and dispositive power with respect to (i) the 7.25% Cumulative Convertible Preferred Stock of MIG, par value $1.00 per share (the "Preferred Stock"), and owns or controls the aggregate amount of Preferred Stock set forth next to its name on Schedule I attached hereto (the rights evidenced by the Preferred Stock owned by the Farallon Consenting Preferred Stockholders on the date of this Agreement and any Preferred Stock acquired by any Farallon Consenting Preferred Stockholder after the date of this Agreement are referred to herein as the "Preferred Stock Interests") and (ii) the common stock of MIG (the "Common Stock"), and owns or controls the aggregate amount of Common Stock set forth next to its name on Schedule I attached hereto (the rights evidenced by the Common Stock owned by the Farallon Consenting Preferred Stockholders on the date of this Agreement and any Common Stock acquired by any Farallon Consenting Preferred Stockholder after the date of this Agreement are referred to herein as the "Common Stock Interests");

     WHEREAS, MIG intends, subject to the terms and conditions of this Agreement, to prepare and file a disclosure statement (the "Disclosure
Statement") and plan of reorganization (the "Plan") consistent with and to implement the terms set forth in this Agreement and the term sheet attached hereto as Exhibit "A" (the "Term Sheet") in a case (the "Chapter 11 Case") filed under chapter 11 of title 11 of the United States Code, as amended (the "Bankruptcy Code"), and MIG intends to use its reasonable best efforts to have such Disclosure Statement approved and such Plan confirmed by the United



                              Page 52 of 71 Pages

States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), in each case as expeditiously as possible under the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules") following a binding agreement to sell substantially all of its assets;

     WHEREAS, in order to expedite the implementation of the Plan, each Farallon Consenting Preferred Stockholder is prepared to commit, on the terms and subject to the conditions of this Agreement and, when properly solicited to do so, to vote its Preferred Stock Interests to accept the Plan.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, MIG and each Farallon Consenting Preferred Stockholder hereby agrees as follows:

     1. Agreement. MIG and the Farallon Consenting Preferred Stockholders, to the extent permitted by applicable law, agree to the terms set forth in the Term Sheet and this Agreement.

     2. Voting.

         2.1 So long as this Agreement shall remain in effect, each Farallon Consenting Preferred Stockholder agrees that (i) when properly solicited to do so, it shall timely vote its Preferred Stock Interests and Common Stock Interests (and not revoke or withdraw such vote) to accept the Plan, in accordance with the Term Sheet, subject to the terms herein, including the provisions of Section 6 herein, provided that the terms of the Plan and Disclosure Statement are in all material respects consistent with the terms set forth in the Term Sheet, (ii) it shall not object to or otherwise commence any proceeding to oppose or object to confirmation and consummation of the Plan including, but not limited to, filing an involuntary chapter 11 case against MIG, and (iii) it shall not vote its Preferred Stock Interests and Common Stock Interests in favor of any other plan.

         2.2 Notwithstanding the foregoing provisions, nothing in this Agreement shall require the Farallon Consenting Preferred Stockholders to take any action prohibited by the United States Bankruptcy Code, the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any rule or regulations thereunder or by other applicable law or regulation or by any order or direction of any court or any federal or state governmental authority.

         2.3 It is agreed by and among MIG and the Farallon Consenting Preferred Stockholders that the right of any or all of them to enforce the rights and obligations under this Agreement shall not be abridged, modified or in any manner affected by the commencement of a chapter 11 case against MIG.

                              Page 53 of 71 Pages

     3. Restriction on Transfer/Obligations of Transferee. Each Farallon Consenting Preferred Stockholder hereby agrees that, so long as this Agreement shall remain in effect, it shall not sell, transfer or assign its Preferred Stock or any option thereon or any right or interest (voting or otherwise) therein, unless the transferee thereof agrees in writing to be bound by all the terms of this Agreement by executing the transfer form attached hereto as Exhibit "B" and the transferor promptly provides MIG with a copy thereof, in which event MIG shall be deemed to have acknowledged that its obligations to the Farallon Consenting Preferred Stockholder hereunder shall be deemed to constitute obligations in favor of such transferee, and MIG shall confirm that acknowledgement in writing (but the transferor need not wait for such confirmation prior to consummating such transfer).

     4. Company Agreements. MIG hereby agrees that it shall, following execution of a binding agreement to sell substantially all of its assets, use its reasonable efforts to have the Disclosure Statement approved by the Bankruptcy Court, and thereafter to use its reasonable efforts to obtain an order of the Bankruptcy Court confirming the Plan, in each case as expeditiously as possible under the Bankruptcy Code and the Bankruptcy Rules, and consistent with the terms and conditions set forth in the Term Sheet.

     5. Support of the Plan. Subject to Section 14 of this Agreement, as long as this Agreement remains in effect, each Farallon Consenting Preferred Stockholder will, subject to the provisions of this Agreement, support and, when properly solicited to do so, vote for the Plan. As long as this Agreement remains in effect, each Farallon Consenting Preferred Stockholder, in any capacity, whether as a holder of the Preferred Stock or other securities or claims against MIG, shall not (a) oppose the chapter 11 filing; (b) object to confirmation of the Plan or otherwise commence any proceeding to oppose or alter the Plan, (c) vote for, consent to, support or participate in the formulation of any other plan of reorganization or liquidation proposed or filed or to be proposed or filed in any chapter 11 or chapter 7 case commenced in respect of MIG, (d) directly or indirectly seek, solicit, support or encourage any other plan, sale, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of MIG or any of its subsidiaries that could reasonably be expected to prevent, delay or impede the successful sale of substantially all of MIG's assets and distribution of the proceeds of such sale as contemplated by the Term Sheet or the Plan, (e) permit any of its subsidiaries, officers, directors, employees, members, attorneys, advisors, agents or representatives (collectively, any "Affiliate")(1) to, directly or indirectly, (i) solicit, initiate or encourage the submission of any other plan, (ii) enter into any agreement with respect to any other plan, or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information, with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to, any plan other than the Plan, (f) object to the Disclosure Statement or the solicitation of


--------
(1) It is acknowledged by both parties that a person or entity having an investment in a Farallon Consenting Preferred Holder will not be deemed an "Affiliate".

                              Page 54 of 71 Pages
acceptances to the Plan, or (g) take any action, directly or indirectly, with respect to MIG, any of its subsidiaries or otherwise that is inconsistent with, or that would delay confirmation of, the Plan. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any Farallon Consenting Preferred Stockholder or any Affiliate, whether or not such Affiliate is purporting to act on behalf of such Farallon Consenting Preferred Stockholder, shall be deemed to be a material breach of this Agreement by such Farallon Consenting Preferred Stockholder.

     6. Acknowledgement. This Agreement is not and shall not be deemed to be a solicitation for consents to the Plan. The acceptance of the Farallon Consenting Preferred Stockholder will not be solicited until the Farallon Consenting Preferred Stockholder shall have received the Disclosure Statement and related ballot, as approved by the Bankruptcy Court.

     7. Termination of Agreement. Each Farallon Consenting Preferred Stockholder may terminate its obligations hereunder, and may rescind its vote on the Plan (which vote shall be null and void and have no further force and effect) if one of the following termination events occurs:

         (a) MIG shall not have (i) commenced the Chapter 11 Case on or before December 31, 2006 (such date of commencement, the "Petition Date") or (ii) filed a Plan consistent in all material respects with the Term Sheet and Disclosure Statement relating thereto with the Bankruptcy Court on or before five (5) days after the Petition Date, or such later date as MIG and the holders of Preferred Stock who are a party to a lock-up and voting agreement with respect to the distributions contemplated by the Term Sheet with the Company representing a majority of Preferred Stock held by such holders shall mutually agree;

         (b) MIG shall file with the Bankruptcy Court a plan of reorganization, or an amendment to the plan of reorganization, that is materially inconsistent with the Term Sheet; provided, however, that the Farallon Consenting Preferred Stockholder shall give MIG no less than five (5) business days' notice in order to provide MIG an opportunity to cure any such inconsistency;

         (c) The Plan shall not have been confirmed by the Bankruptcy Court on or before October 1, 2007; provided, however, that with respect to this Section 7(c) of this Agreement, such date shall be extended, on a daily basis, so long as (i) a hearing to consider confirmation of the Plan has commenced and is continuing and (ii) the Company is using its best efforts to obtain an order of the Bankruptcy Court confirming the Plan; provided, further, however that such date shall not be extended beyond August 31, 2008 without the consent of such Farallon Consenting Preferred Stockholder;

         (d) MIG publicly announces that it is no longer actively engaged in discussions or negotiations in respect of a sale transaction involving the sale

                              Page 55 of 71 Pages
of all or substantially all of its assets (whether by merger, stock sale, asset sale or other form of transaction); it being understood and agreed that MIG is hereby covenanting that it shall, in its reasonable judgment, determine if the foregoing set of circumstances exists, and, if so, issue a press release to such effect no later than 48 hours after making such determination;

         (e) The Chapter 11 Case shall have been dismissed or converted to a case under Chapter 7 of the Bankruptcy Code;

         (f) An occurrence of whatever nature that results in the material impairment of the ability of (x) MIG to perform its material obligations under the Plan or Term Sheet or (y) the Farallon Consenting Preferred Stockholder to realize the material benefits intended to be provided to the Farallon Consenting Preferred Stockholder under the Plan;

         (g) MIG shall have made or engaged in any act or omissions that is inconsistent with the Term Sheet;

         (h) A Chapter 11 trustee shall have been  appointed for MIG pursuant to section 1104 of the Bankruptcy Code; or

         (i) Following the Effective Date, if a sufficient number of holders of Preferred Stock either rescind their vote in favor of the Plan or terminate their obligations under substantially similar voting agreements in accordance with their terms so that a Required Consent (as defined in Section 10 below) ceases to be bound (and MIG shall promptly inform the Farallon Consenting Preferred Stockholders of such event).

     8. Additional Payments. If, prior to April 1, 2007, each Farallon Consenting Preferred Stockholder has not received sixty-eight dollars ($68.00) in cash for each share of Preferred Stock payable to it in accordance with the Term Sheet, such Farallon Consenting Preferred Stockholder shall, from and after such date, be entitled to receive additional amounts for each share of its Preferred Stock equal to an annual rate of five percent (5 %) on the difference between (a) sixty-eight dollars ($68.00) and (b) any amounts received, in cash pursuant to the Term Sheet, for such share of Preferred Stock prior to April 1, 2007. As of July 1, 2007, such annual rate shall increase and such Farallon Consenting Preferred Stockholder shall be entitled to receive additional amounts equal to an annual rate of seven and a quarter percent (7.25 %) on the difference, if any, between (a) sixty-eight dollars ($68.00) and (b) any amounts received, in cash pursuant to the Term Sheet, for such share of Preferred Stock prior to July 1, 2007.

     9. Good Faith Negotiation of Documents. Each Party hereby further covenants and agrees to negotiate the definitive documents relating to the Plan in good faith, in any event, in all respects consistent with the Term Sheet.

     10. Effectiveness. This Agreement shall not become effective and binding on the parties hereto unless and until: (i) MIG has entered into substantially similar agreements with entities or persons holding in the aggregate (together with the

                              Page 56 of 71 Pages
holdings of the Farallon Consenting Preferred Stockholders) at least sixty-seven percent of the issued and outstanding shares of Preferred Stock (the "Required Consent"), (ii) a fully executed letter of intent has been entered into between MIG and a buyer for the sale of substantially all of the assets of MIG and (iii) MIG has informed the Farallon Consenting Preferred Stockholders in writing that the conditions set forth in clauses (i) and (ii) above have been satisfied (the date the conditions set forth in clauses (i), (ii) and (iii) above are satisfied being referred to herein as the "Effective Date"). If the Effective Date has not occurred on or before October 6, 2006, each Farallon Consenting Preferred Stockholder may withdraw its signature page hereto and its agreement to be bound hereunder, and the Parties agree that this Agreement shall be deemed to have never come into effect.

     11. Representations and Warranties by MIG. MIG represents and warrants to each Farallon Consenting Preferred Stockholder that the following statements are true, correct and complete as of the date hereof:

         (a) Corporate Power and Authority. MIG has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its obligations under, this Agreement.

         (b) Authorization. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate action on its part.

         (c) No Conflicts. The execution, delivery and performance by MIG of this Agreement does not and shall not (i) violate any provision of law, rule, regulation, injunction or court order applicable to MIG or any of its subsidiaries or its certificate of incorporation or bylaws or other organizational documents or those of any of its subsidiaries, or (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party.

         (d) Governmental Consents. The execution, delivery and performance by MIG of this Agreement does not and shall not require any registration or filing with, other than potentially filing a form 8K by MIG, consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body, other than the approval of the Bankruptcy Court.

         (e) Binding Obligation. Subject to the provisions of sections 1125 and 1126 of the Bankruptcy Code, this Agreement is the legally valid and binding obligation of MIG, enforceable against it in accordance with its terms, except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to the rights of a creditor against a debtor, or by equitable principles relating to enforceability.

                              Page 57 of 71 Pages

     12. Representations and Warranties by Farallon Consenting Preferred Stockholders. Each Farallon Consenting Preferred Stockholder, severally and not jointly, with respect to itself only, represents and warrants to MIG that the following statements are true, correct and complete as of the date hereof:

         (a) Beneficial Ownership. As of the date hereof, such Farallon Consenting Preferred Stockholder is the beneficial owner (and/or agent, advisor, affiliate, manager or other authorized representative of the beneficial owner(s)) of and has voting power and dispositive power with respect to, the number of shares of Preferred Stock and Common Stock set forth next to such Farallon Consenting Preferred Stockholder's name on Schedule I attached hereto, and owns or controls such shares.

         (b) Corporate Power and Authority.  Such Farallon Consenting  Preferred
Stockholder has all requisite corporate, partnership or Limited Liability Company power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its obligations under, this Agreement.

         (c) Authorization. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate, partnership or Limited Liability Company action on its part.

         (d) No Conflicts. The execution, delivery and performance by such Farallon Consenting Preferred Stockholder of this Agreement does not and shall not (i) violate any provision of law, rule or regulation applicable to such Farallon Consenting Preferred Stockholder or any of its subsidiaries or its certificate of incorporation or bylaws or other organizational documents or those of any of its subsidiaries, or (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party.

         (e) Governmental Consents. The execution, delivery and performance by such Farallon Consenting Preferred Stockholder of this Agreement does not and shall not require any registration or filing with, other than potentially filing a 13D (individually or as a member of a group holding more than 5% of the Preferred Stock), consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body.

         (f) Binding Obligation. Subject to the provisions of sections 1125 and 1126 of the Bankruptcy Code, this Agreement is the legally valid and binding obligation of such Farallon Consenting Preferred Stockholder, enforceable against it in accordance with its terms, except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to the rights of a creditor against a debtor, or by equitable principles relating to enforceability.

                              Page 58 of 71 Pages

     13. Further Acquisition of Interests. This Agreement shall in no way be construed to preclude a Farallon Consenting Preferred Stockholder from acquiring additional Preferred Stock Interests or Common Stock Interests. However, any such additional Preferred Stock Interests or Common Stock Interests so acquired shall automatically be deemed to be subject to the terms of this Agreement.

     14. Amendments. This Agreement may not be modified, amended or supplemented without the prior written consent of MIG and each of the Farallon Consenting Preferred Stockholders.

     15. Impact of Appointment to Equity Security Holders' Committee. If any equity security holders' committee is appointed by the United States Trustee in the Chapter 11 Case and the United States Trustee appoints one or more of the Farallon Consenting Preferred Stockholders to be a member of such equity security holders' committee pursuant to section 1102 of the Bankruptcy Code, then the fact of such service on such equity security holders' committee shall not otherwise affect the continuing obligations of the Farallon Consenting Preferred Stockholders under this Agreement or the validity or enforceability of this Agreement; provided, however, that nothing contained herein shall prevent any such Farallon Consenting Preferred Stockholder, in its capacity as a member of such equity committee, from acting in a manner consistent with its fiduciary duties as a member of such equity security holders' committee even if such action is inconsistent with this Agreement and the Term Sheet.

     16. Disclosure of Farallon Consenting Preferred Stockholder. Unless required by applicable law or regulation, MIG shall not disclose any Farallon Consenting Preferred Stockholder's holdings of Preferred Stock Interests or Common Stock Interests without the prior written consent of the Farallon Consenting Preferred Stockholder; and if such announcement or disclosure is so required by law or regulation, MIG shall afford the Farallon Consenting Preferred Stockholder a reasonable opportunity to review and comment upon any such announcement or disclosure prior to MIG's making such announcement or disclosure. The foregoing shall not prohibit MIG from disclosing the approximate aggregate holdings of Preferred Stock Interests or Common Stock Interests by the Farallon Consenting Preferred Stockholders as a group together with the holdings of any other holders of Preferred Stock that sign substantially similar agreements.

     17. Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction. By its execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in the United States District Court for the District of Delaware. By execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably accepts and submits itself to the nonexclusive jurisdiction of such court, generally and unconditionally, with respect to

                              Page 59 of 71 Pages
any such action, suit or proceeding. Notwithstanding the foregoing consent to Delaware jurisdiction, upon the commencement of the Chapter 11 Case, each of the Parties hereto hereby agrees that the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of or in connection with this Agreement.

     18. Specific Performance. It is understood and agreed by each of the Parties hereto that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach.

     19. Headings. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

     20. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives. Except as set forth herein (and other than in connection with a transfer of Preferred Stock Interests or Common Stock Interests by a Farallon Consenting Preferred Stockholder to one or more funds or accounts managed by Noonday Asset Management LLP or any entity owned directly or indirectly by one or more such funds or accounts), including without limitation paragraph 3 hereof, no Party may assign any of its rights or obligations hereunder without the prior consent of all other Parties.

     21. Prior Negotiations. This Agreement and the Term Sheet supersede all prior negotiations with respect to the subject matter hereof.

     22. Counterparts. This Agreement may be executed in one or more counterparts, any one of which need not contain the signature of more than one Party, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement. This Agreement may be executed by facsimile signatures.

     23. No Third-Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties hereto and no other person or entity shall be a third-party beneficiary hereof.

     24. Consideration. It is hereby acknowledged by the Parties hereto that no consideration shall be due or paid to the Farallon Consenting Preferred Stockholders for their agreement to vote to accept the Plan in accordance with the terms and conditions of this Agreement other than MIG's agreement to use its best efforts to obtain approval of the Disclosure Statement and best efforts to confirm the Plan in accordance with the terms and conditions of this Agreement.

     25. No Waiver of Participation and Reservation of Rights. Except as expressly provided in this Agreement, nothing contained herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of any Farallon Consenting Preferred Stockholder to protect or preserve its rights, remedies and interests, including,

                              Page 60 of 71 Pages
without limitation, its interests and claims against MIG or its full participation in any case filed by or against MIG under the Bankruptcy Code. If the transactions contemplated by this Agreement, including, without limitation, the Plan, are not consummated, or if this Agreement is terminated for any reason, then the Farallon Consenting Preferred Stockholders, as well as the other parties hereto, fully reserve any and all of their rights, remedies, interests and claims against the other parties hereto.

     26. Several Obligations. The obligations and agreements of each Farallon Consenting Preferred Stockholder under this Agreement shall be several and not joint.

     27. Disclosure Obligation. The Company hereby agrees to file a Form 8-K with the Securities and Exchange Commission disclosing the material terms of this Agreement and the Term Sheet no later than October 6, 2006. If the Company fails to make such filing by such date, the Company agrees that the Farallon Consenting Preferred Stockholders may disclose such terms in, and/or attach this Agreement and the Term Sheet to, a 13D filing.

                              Page 61 of 71 Pages

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first above written.

                    METROMEDIA INTERNATIONAL GROUP, INC.


                    By: /s/ Harold F. Pyle
                        --------------------------------
                        Name: Harold F. Pyle
                        Title: CFO




                    /s/ Mark C. Wehrly
                    ----------------------------------------
                    FARALLON PARTNERS, L.L.C.,
                    as the General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., TINICUM PARTNERS, L.P. and
                    FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.,
                    and as the Managing Member of
                    NOONDAY CAPITAL PARTNERS, L.L.C.
                    By Mark C. Wehrly, Managing Member


                    /s/ Mark C. Wehrly
                    ----------------------------------------
                    FARALLON CAPITAL MANAGEMENT, L.L.C.,
                    as the Agent and Attory-in-fact of
                    FARALLON CAPITAL OFFSHORE INVESTORS, INC.
                    and NOONDAY OFFSHORE, INC.
                    By Mark C. Wehrly, Managing Member


                    Aggregate number of shares of Preferred Stock beneficially owned by the Farallon Consenting Preferred Stockholders:
                    542,560

                              Page 62 of 71 Pages

                    Aggregate number of shares of Common Stock beneficially owned by the Farallon Consenting Preferred Stockholders:
                    1,330,000

                              Page 63 of 71 Pages

                                    SCHEDULE I

Farallon Consenting Preferred Stockholder         Preferred Stock  Common Stock
-----------------------------------------         ---------------  -------------
FARALLON CAPITAL PARTNERS, L.P.                      108,800          298,400
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.        84,200           155,000
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.     6,600            11,600
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P   . 19,400           20,800
TINICUM PARTNERS, L.P.                               2,700            4,400
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.         84,029           236,500
NOONDAY CAPITAL PARTNERS, L.L.C.                     11,700           19,800
FARALLON CAPITAL OFFSHORE INVESTORS, INC.            201,631          532,700
NOONDAY OFFSHORE, INC.                               23,500           50,800

                              Page 64 of 71 Pages

                                    EXHIBIT A
                                    ---------

                  THIS OUTLINE IS NOT AN OFFER WITH RESPECT TO
                  ANY SECURITIES OR SOLICITATION OF ACCEPTANCES
                OF A CHAPTER 11 PLAN. SUCH OFFER OR SOLICITATION
                      ONLY WILL BE MADE IN COMPLIANCE WITH
                      ALL APPLICABLE SECURITIES LAWS AND/OR
                        PROVISIONS OF THE BANKRUPTCY CODE


                      METROMEDIA INTERNATIONAL GROUP, INC.

                             PRELIMINARY OUTLINE OF
                       PRINCIPAL TERMS OF CHAPTER 11 PLAN


This outline describes certain of the principal terms of a proposed prearranged chapter 11 plan (the "Plan") under 11 U.S.C. ss.ss. 101 et seq. (the "Bankruptcy Code") for Metromedia International Group, Inc., a Delaware corporation (the "Company"). The Company intends to file for chapter 11 in the United States Bankruptcy Court for the District of Delaware (the "Chapter 11 Case"). The purpose of the chapter 11 filing is to effectuate a sale of substantially all of the Company's assets and to distribute the proceeds of such sale in the most efficient and timely manner (the "Proposed Transaction"). The Proposed Transaction is subject in all respects to, among other things, definitive documentation, including the Plan, appropriate disclosure materials and related documents. The Proposed Transaction is also subject to the agreement of the Company's major preferred shareholders and entry into appropriate lock-up arrangements with those entities.

Sale of Assets:
--------------

                  The Company intends to sell substantially all of its assets in the Chapter 11 Case pursuant to section 363 of the Bankruptcy Code (the "363 Sale"). The Company intends to negotiate and execute a sale agreement immediately prior to filing for chapter 11 and seek approval of the 363 Sale as soon as reasonably practicable after the Chapter 11 filing. Once the 363 Sale is approved and consummated, the Company will hold the proceeds of such sale pending confirmation of the Plan.

Chapter 11 Plan
---------------

                  Pursuant to the Plan, claims against, and equity interests in, the Company shall be organized into the following classes. Claims and equity interests in each such




                              Page 65 of 71 Pages
class will be satisfied by delivery of the consideration as set forth below on the effective date of the Plan.(2)


Administrative Expense Claims.......On  the   Effective   Date,   each   allowed
                                    administrative expense claim shall be paid, in full, in cash or upon such other terms as the Company and holder thereof may agree.

Priority Claims (including
             tax claims) ...........On the Effective Date, each allowed priority claim shall be paid, in full, in cash or upon such other terms as the Company and holder thereof may agree.

Secured Claims......................On the  Effective  Date,  each  holder of an allowed secured claim shall, at the sole election of the Company, (a) be paid in full, in cash, or (b) otherwise be rendered unimpaired.

Unsecured Claims....................On the  Effective  Date,  each  holder of an allowed unsecured claim shall be paid, in full, in cash or upon such other terms and the Company and holder thereof may agree.

Preferred Stock.....................On  the  Effective   Date,  each  holder  of
                                    preferred   stock,   that  was   issued  and
                                    outstanding  on or  prior  to the  Effective
                                    Date,    shall    receive   the    following
                                    consideration: (A) If the net sales proceeds
                                    after allowed claim payments and payments of
                                    all costs and expenses  associated  with the
                                    sale and the Chapter 11 case (including, but
                                    not limited  to: (i)  payments of or, in the
                                    case  of   disputed   claims  or   expenses,
                                    reserves  for,  all  administrative  expense
                                    claims,  priority tax claims, secured claims
                                    and general unsecured claims; (ii) necessary
                                    reserves  for the final  liquidation  of the
                                    Company   and   its   subsidiaries);   (iii)
                                    professional  fees;  and (iv) taxes




--------
(2) The "Effective Date" shall mean the first business day ten (10) days following the entry of a final order confirming the Plan.

                              Page 66 of 71 Pages
                                    arising out of the sale of assets), plus any
                                    cash  on  hand  and  the   proceeds  of  the
                                    liquidation  of any  other of the  Company's
                                    assets      (the     "Net      Distributable
                                    Consideration") is $420 million or less, $68
                                    in cash for each share of  preferred  stock.
                                    If the Net  Distributable  Consideration  is
                                    above  $420  million,  $68 in cash  for each
                                    share of  preferred  stock,  plus  their pro
                                    rata  share  in  cash  of  50%  of  the  Net
                                    Distributable   Consideration   above   $420
                                    million until each holder receives the full amount of all accrued and unpaid dividends payable on the preferred stock as of the date of the chapter 11 filing ("Payment in Full"). After each holder receives Payment in Full, plus any Additional Amounts due and owing, they will also receive their pro rata share in cash of 20% of all remaining Net Distributable Consideration.

                                                     - and -

                                    (B) If,  prior to April 1, 2007,  holders of
                                    Preferred  Stock have not received $68.00 in
                                    cash payable to them in accordance  with the
                                    Term Sheet,  the holders of Preferred  Stock
                                    shall, from and after such date, be entitled
                                    to receive  additional  amounts  equal to an
                                    annual  rate  of five  percent  (5 %) on the
                                    difference  between  (a)  $68.00 and (b) any
                                    amounts  received,  in cash  pursuant to the
                                    Term  Sheet,  prior to April 1, 2007.  As of
                                    July  1,  2007,   such   annual  rate  shall
                                    increase and the holders of Preferred  Stock
                                    shall,  be  entitled  to receive  additional
                                    amounts equal to an annual rate of seven and
                                    a   quarter   percent   (7.25   %)  on   the
                                    difference,  if any,  between (a) $68.00 and
                                    (b) any amounts  received,  in cash pursuant
                                    to the Term  Sheet,  prior to July 1,  2007.
                                    Any  amounts   received   pursuant  to  this
                                    section  shall  be  deemed  the  "Additional
                                    Amounts."

Common Stock........................On  the  Effective   Date,  each  holder  of
                                    existing  common  stock  shall  receive  the
                                    following   consideration:    If   the   Net
                                    Distributable  Consideration is $420 million
                                    or  less,   their  pro  rata  share  of  the
                                    remaining  Net  Distributable  Consideration
                                    after  payment of $68 in cash for each share
                                    of  existing   preferred  stock,   plus  any
                                    Additional Amounts due and owing. If the Net

                              Page 67 of 71 Pages

                                    Distributable  Consideration  is above  $420
                                    million,   in  addition  to  receiving   the
                                    amounts  described  above,  their  pro  rata
                                    share  of  50%  of  the  Net   Distributable
                                    Consideration  above $420 million and, after
                                    Payment in Full, plus any Additional Amounts
                                    due and  owing,  their pro rata share of 80%
                                    of   any   remaining    Net    Distributable
                                    Consideration.

Tax Treatment.......................The Company  represents  and  warrants  that
                                    after    consummation   of   the   sale   of
                                    substantially  all of its  assets,  it  will
                                    have no earnings  and profits as defined for
                                    United States  federal  income tax purposes.
                                    Further,    the   Company   covenants   that
                                    information  reporting and withholding shall
                                    be   made   in    accordance    with    this
                                    representation and warranty.

Releases............................The Plan shall provide for releases from the
                                    Company and the reorganized  Company for the
                                    benefit  of  all  (i)   current  and  former
                                    directors and officers,  and (ii) holders of
                                    Preferred    Stock.    In   addition,    all
                                    indemnification   provisions   currently  in
                                    place for current and former  directors  and
                                    officers  (whether in the company's  bylaws,
                                    contractual  or  otherwise)   shall  survive
                                    confirmation of the Plan and shall not be impaired thereby.

D&O Insurance.......................The  Company  shall  purchase  a 6 year tail policy covering claims against the Company's current and former officers and directors.

Fees/Expenses.......................Counsel  to  Zazove   Associates   shall  be
                                    reimbursed by the Company for all reasonable
                                    documented  fees and  expenses  incurred  on
                                    behalf of the  Preferred  Stockholders  with
                                    respect  to  the  Proposed  Transaction  and
                                    Chapter  11  Case.  If  Zazove   Associates'
                                    counsel  acts  as  counsel  to the  Farallon
                                    Consenting  Preferred  Stockholders prior to
                                    the  filing  of the  Chapter  11  Case,  the
                                    Company  shall   likewise  pay  all  of  its
                                    reasonable documented

                              Page 68 of 71 Pages
                                    fees and expenses. In the Chapter 11 Case, the Company shall support a motion under
                                    Section 503(b) of the Bankruptcy Code for allowance and payment of fees and expenses for Zazove Associates' counsel whether they are acting for Zazove Associates or the Farallon Consenting Preferred Stockholders.

Transaction Bonus...................The Company's management shall not receive a
                                    bonus  (or   additional   compensation)   in
                                    connection  with  the  Proposed  Transaction
                                    until the Preferred  Stockholders receive at
                                    least   $68.00,   in  cash,   per  Share  of
                                    Preferred Stock.

The terms set forth in this outline are part of a comprehensive compromise, each element of which is an integral aspect of the Proposed Transaction and, as such, are non-severable. This outline of principal terms is being provided on a confidential basis, and is entitled to protection from any use or disclosure to any party or person pursuant to the terms of the confidentiality arrangements between the Company and the holders of Preferred Stock Interests.

                              Page 69 of 71 Pages

                                    EXHIBIT B
                                    ---------

Re:               Issuer:  Metromedia International Group, Inc.
                  Securities: 7.25% Cumulative Convertible Preferred Stock CUSIP No.: _________________
                  Amount of Shares: ____________
                  Seller: ______________________
                  Buyer:  _____________________
                  Trade Date:  _________________


                  Reference is made to the transaction identified above. In connection therewith, Buyer represents, warrants, acknowledges and agrees as follows:

         1. In connection with its ownership of the Securities, Seller is a party to a certain Lock-Up and Voting Agreement, dated as of ____, 2006 (the "Lock-Up Agreement"), pursuant to which Seller agreed to support and when properly solicited to do so vote in favor of a Chapter 11 plan or reorganization for the Issuer consistent with the terms of a certain Term Sheet. A copy of the form of Lock-Up Agreement, with exhibits thereto, executed by Seller is annexed hereto as Exhibit A.

         2. Section 3 of the Lock-Up Agreement provides that Seller may not Transfer (as defined therein) the Securities unless the transferee agrees to be bound by the terms of the Lock-Up Agreement as if such transferee had originally executed the Lock-Up Agreement.

         3. As a condition to Seller's agreement to sell the Securities to Buyer, Buyer agrees to be bound by all of the terms and conditions of the Lock-Up Agreement as if it was a party thereto, including, without limitation, Section 3 thereof.

         4. Buyer represents and warrants to Seller that it is purchasing the Securities for its own account as principal and is not acting as a broker in connection with the transaction identified above.

         5. Buyer agrees to indemnify, defend and hold Seller and its officers, directors, employees, agents, partners and controlling persons (collectively, the "Seller Indemnitees") harmless from and against any and all expenses, losses, claims, damages and liabilities which are incurred by or threatened against the Seller Indemnitees or any of them including, without limitation, reasonable attorneys' fees and expenses, caused by or in any way resulting from, relating to or in connection with Buyer's breach of any of its representations, warranties or agreements set forth in this Agreement.

                              Page 70 of 71 Pages

         6. The person executing this Agreement on behalf of the Seller represents and warrants that it has been duly authorized and empowered to execute and deliver this Agreement on behalf of the Seller.

         7. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to its conflict of laws provision.



Dated:    __________

[SELLER]


By:________________________
Name:
Title:


[BUYER]


By:________________________
Name:
Title:







                                       2

                              Page 71 of 71 Pages